SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                           ---------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                        (Amendment No. _______________)1


                               Hexcel Corporation
 -------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    428291108
 -------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 2, 1999
 -------------------------------------------------------------------------------
             (Date of Event Which Required Filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

                       Rule 13d-1(b)
                 ---

                       Rule 13d-1(c)
                 ---

                  X    Rule 13d-1(d)
                 ---

--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,see the Notes).

                                       13G                     Page 2 of 6 pages

CUSIP No. 428291108
          --------------

1.     NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       John J. Lee
       Social Security # ###-##-####

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

              Not Applicable.                       (a)
                                                           ---
                                                    (b)
                                                           ---

3.     SEC USE ONLY



4.     CITIZENSHIP OF PLACE OF ORGANIZATION

              United States

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.     SOLE VOTING POWER

       2,310,571

6.     SHARED VOTING POWER

       0

7.     SOLE DISPOSITIVE POWER

       2,310,571

8.     SHARED DISPOSITIVE POWER

       0

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,310,571
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                                      13G                      Page 3 of 6 pages

10.    CHECK BOX IF THE AGGREGATE IN ROW (9) EXCLUDES CERTAIN SHARES


                ---

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.9%

12.    TYPE OF REPORTING PERSON

         IN

Item 1. (a)         Name of Issuer:  Hexcel Corporation

Item 1. (b)         Address of Issuer's Principal Executive Offices:

                    Two Stamford Plaza
                    281 Tresser Boulevard
                    Stamford, Connecticut 06901

Item 2. (a)         Name of Person Filing:  John J. Lee

Item 2. (b)         Address of Principal Business Office or, if None, Residence:

                    c/o Hexcel Corporation
                    Two Stamford Plaza
                    281 Tresser Boulevard
                    Stamford, Connecticut 06901

Item 2. (c)         Citizenship:  United States

Item 2. (d)         Title of Class of Securities:  Common Stock, par value $.01 per share

Item 2. (e)         CUSIP Number:  428291108

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

        (a)__   Broker or dealer registered under Section 15 of the Exchange Act
        (b)__   Bank as  defined  in  Section  3(a)(6)  of the  Exchange  Act
        (c)__   Insurance company as defined in Section 3(a)(19) of the Exchange
                Act
        (d)__ Investment company registered under Section 8 of the Investment Company Act
        (e)__   An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E)

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                                       13G                     Page 4 of 6 pages


        (f)__ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
        (g)__ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
        (h)__ A savings association as defined in Section 3(b) of the Federal Deposit Act
        (i)__ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
        (j)__   Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.    Ownership

(a)        Amount Beneficially Owned: 2,310,571*

(b)        Percent of Class:  5.9%

(c)        Number of Shares as to which such person has:

         (i)   Sole power to vote or to direct the vote: 2,310,571*

         (ii)  Shared power to vote or to direct the vote:  0

         (iii) Sole power to dispose or to direct the disposition of: 2,310,571*

         (iv)  Shared power to dispose or to direct the disposition of:  0


Item 5.    Ownership of Five Percent or less of a Class

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following. __


Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

           Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

           Not Applicable

--------------------

* Includes 1,798,976 shares issuable upon the exercise of options that are currently exercisable, that will become exercisable within 60 days or that could become exercisable upon termination of employment in certain circumstances, and shares distributable within 60 days upon the satisfaction of certain conditions of restricted stock units.

                                       13G                     Page 5 of 6 pages

Item 8.    Identification and Classification of Members of the Group

           Not Applicable

Item 9.    Notice of Dissolution of Group

           Not Applicable

Item 10.   Certifications

           Not Applicable.

                                      13G                      Page 6 of 6 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct


                                                     March 27, 2001
                                                     ---------------------------
                                                     (Date)


                                                     /s/ John J. Lee
                                                     ---------------------------
                                                     (Signature)


                                                     John J. Lee
                                                     ---------------------------
                                                     (Name)